BIOMODA, INC.
                           8301 Washington NE, Suite 5
                          Albuquerque, New Mexico 87113
                              Phone: (505) 821-0875

                                                February 4, 2005

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Attn:    Jeffrey Riedler, Esq., Assistant Director
                  Division of Corporation Finance

                  Anne Nguyen, Esq.

         Re:      Biomoda, Inc.
                  Registration Statement on Form SB-2
                  Post-Effective Amendment No. 1 to Form SB-2
                  File No. 333-90738, filed January 13, 2005

Ladies and Gentlemen:

     The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated January 31, 2005 (the "Comment Letter") relating to the Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 (the "Registration Statement") of Biomoda, Inc. (the "Company").

     Pursuant to conversations between the Staff and our counsel, we are filing herewith Post-Effective Amendment No. 2 to the Company's Registration Statement to remove any reference to the additional 5 million shares of common stock we attempted to register on Post-Effective Amendment No. 2. Furthermore, we are filing today a new registration statement on Form SB-2MEF pursuant to Rule 462(b) to register an additional 1 million shares of common stock in this offering, which is not greater than 20% of the offering price.

     We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

                                                       Very truly yours,

                                                       /S/ JOHN J. COUSINS
                                                       -------------------
                                                       John J. Cousins
                                                       President